Quest Diagnostics Incorporated (DGX)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
Quest Diagnostics Shareholder since 2012

Please Vote For Proposal 6 – Shareholder Right to Call a Special Shareholder Meeting

It is important to vote for this Proposal to address the major league strike against our current right to call a special shareholder meeting.

A special shareholder meeting implies urgency and our so-called current “right” to call a special meting requires shareholders to sit on their shares for one-year before they can use this right. What an evil ingenious way to gut a so-called right.

Potentially another strike against our so-called right to call a special meeting is that it is restricted to record holders and thus excludes shareholders who own their stock through a broker. This language in the 2022 annual meeting proxy is not clear:

“7.        Special Stockholder Meetings. Except as otherwise required by law, special meetings of the stockholders shall be called only by (a) the Board of Directors or (b) the Secretary, but only if upon the written request of a stockholder or group of stockholders owning at least twenty of record of the Corporation who own, as of the Stockholder Meeting Request Record Date (as defined below), at least fifteen percent (2015%) in the aggregate of the Common Stock issued,”

The Quest Diagnostics record holders may only hold 40% of Quest Diagnostics stock outstanding. If so it would take a substantial 37% special effort from these record holder only shares to equal 15% of the Quest Diagnostics total voting power to merely call for a special shareholder meeting.

Plus these 37% owners of the shares of record might determine that they own more than 51% of the shares of record when their shares not owned long for a continuous year are included.

Thus the current face value of a 15% effort to call a special shareholder meeting might in reality be a 51% effort which would be a majority from only a select group of shareholders. A right for a 51% special effort from a select group of shareholder is not much of a right, especially when all other shares might be totally excluded.

 Please Vote For Proposal 6 – Shareholder Right to Call a Special Shareholder Meeting

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.